BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or "Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358, of January 3, 2002, announces that it has received notice from Standard Life Aberdeen PLC (“Notice” e “Aberdeen”, respectively), in the name of investment funds and portfolios (“Portfolios”), under management of its economic group (“Aberdeen Group”), informing that the Portfolios’ equity holdings in the Company were reduced and that on September 18, 2017 their aggregate equity interests dropped below 5% threshold of the total ordinary shares issued by the Company excluding stock on loan. Portfolios’ aggregated equity holdings added up to, on the date above mentioned, 40,164,585 ordinary shares totaling approximately 4.94% of the total ordinary shares issued by the Company excluding stock on loan.

Aberdeen also stated that: (i) does not hold in their Portfolios instrument derivatives related to the Company; (ii) the disposal of the above mentioned equity holdings is strictly for investment purposes and there is no intention to change the Company’s control nor composition of the administrative structure; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by Aberdeen Group.

The Company enhances that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original of the Notification is filed at the Company’s headquarters.

São Paulo, September 21, 2017.

Pedro de Andrade Faria

Global Chief Executive, Financial and Investor Relations Officer